July 29, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:       H. Roger Schwall
Assistant Director

Re:          Vanguard Natural Resources, LLC
VNR Finance Corp.
Amendment No. 2 to Registration Statement on Form S-3
Filed June 29, 2009
File No. 333-159911

Ladies and Gentlemen:

Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”), and VNR Finance Corp., a Delaware corporation (the “Corporation”), are filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).

We are filing Amendment No. 2 to clarify several items in the Registration Statement.  Set forth below are descriptions of the changes made to the Registration Statement by Amendment No. 2.  Unless the context otherwise requires, all references to page numbers in the descriptions correspond to the pages in Amendment No. 2.

Form S-3

Calculation of Registration Fee

1.           We have removed the securities titled, “Preferred Units,” from the table of securities to be registered to clarify that the Company will not issue Preferred Units under the Registration Statement.

2.           We have added a reference to footnote number 3 to those securities titled, “Common units representing limited liability company interests,” to clarify that an indeterminate amount of such securities may be issued in exchange for, or upon conversion or exercise of, the debt securities registered under the Registration Statement.

Title Page

1.           We have removed all references to “Preferred Units” to clarify that the Company will not issue Preferred Units under the Registration Statement.

Where You Can Find More Information, Page 1

1.           The Registration Statement indicates that the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “Commission”) on July 11, 2009.  The Company filed such Current Report on Form 8-K with the SEC on July 10, 2009.

2.           The Registration Statement indicates that the Company’s description of its common units is contained in its Form 8-A filed with the Commission on November 19, 2007.  The Company’s description of its common units is contained in its Form 8-A filed with the Commission on May 6, 2009.

Material Tax Consequences, Page 35

1.           We have removed the reference to coal in the second sentence of the fifth paragraph on page 35 and replaced “coal” with “natural gas and oil.”  The sentence now reads, “Specifically, the 2010 Budget proposes to repeal the deduction for percentage depletion, in which case only cost depletion would be available with respect to natural gas and oil extracted from the underlying mineral property.”

Plan of Distribution, Page 46

1.           The Registration Statement references FINRA Rule 2710(h) in the sixth paragraph on page 46.  We have revised this citation to reference the correct rule, FINRA Rule 5110(h).

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 2 to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

VINSON & ELKINS L.L.P.

By: /s/ David P. Oelman
David P. Oelman

cc:           Scott W. Smith